Exhibit 99.1

C3is Inc.

C3is Inc. reports third quarter and nine months 2025 financial and operating results

Athens, Greece, November 18, 2025 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $52,000 per day.

•	All of our vessels are unencumbered.

•

Fleet operational utilization of 67.7% for the three months ended September 30, 2025, mainly due to the commercial idle days of the Aframax tanker operating in the spot market which underwent her drydocking in August 2025. Vessels operating under time charter employment had fewer idle days.

•

Revenues of $4.8 million for the three months ended September 30, 2025, corresponding to a daily TCE[1] of $8,733, as compared to revenues of $9.3 million for the three months ended September 30, 2024, which corresponded to a daily TCE of $13,084.

•	For the third quarter of 2025, daily TCE decreased by 33% as compared to the same period in 2024.

•	Cash and cash equivalents and time deposits balance of $6.6 million as of September 30, 2025.

•	Net Income of $2.7 million, EBITDA[1] of $4.2 million and Earnings per Share (“EPS”), Basic, of $2.32 for the three months ended September 30, 2025.

•	For the nine months ended September 30, 2025, we reported a Net Income of $5.3 million and Earnings per Share, Basic, of $3.34.

•	The Company has met all of its capital expenditure commitments, totalling $59.2 million, without resorting to any bank loans.

These expenditures mainly related to the acquisitions of our Aframax tanker, the Afrapearl II, and our bulk carrier, the Eco Spitfire.

[1]

TCE (as defined below), EBITDA, Adjusted EBITDA and Adjusted net income/(loss) are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

The Company recorded a non-cash adjustment of $6.7 million as “Gain on Warrants” for the three months ended September 30, 2025, due to the change in the fair value of warrants between June 30, 2025 and September 30, 2025.

•	In August 2025, our Aframax tanker, the Afrapearl II, successfully completed its dry-docking, over 24 days at a cost of $1.7 million.

•	On October 9, 2025, we completed a registered offering of 800,000 shares of common stock to certain institutional investors for total proceeds of $2.0 million

Third Quarter 2025 Results:

•

Voyage revenues for the three months ended September 30, 2025 amounted to $4.8 million, a decrease of $4.5 million compared to revenues of $9.3 million for the three months ended September 30, 2024, primarily due to the commercially idle days and off hire days related to the dry-docking of our Aframax tanker. Total calendar days for our fleet were 368 days for both three months ended September 30, 2025 and 2024. Of the total calendar days in the third quarter of 2025, 231, or 62.8% were time charter days, as compared to 245, or 66.6% for the same period in 2024. Our fleet operational utilization was 67.7% and 90.2% for the three months ended September 30, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2025 were $1.8 million and $2.5 million, respectively, compared to $4.5 million and $2.2 million, respectively, for the three months ended September 30, 2024. The decrease in voyage expenses by $2.7 million is mainly attributable to Afrapearl II, which in 2025 spent extended periods commercially idle in port and in dry dock, during which no voyages were undertaken and bunker consumption and port expenses were therefore significantly lower. The increase in vessels’ operating expenses is attributed to the increase in spares and consumable stores. Voyage expenses for the three months ended September 30, 2025 included bunkers cost and port expenses of $0.8 million and $0.5 million, respectively, corresponding to 44% and 28% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the three months ended September 30, 2025 mainly included crew expenses of $1.0 million, corresponding to 40% of total operating expenses, spares and consumables costs of $0.8 million, corresponding to 32% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 12% of total vessel operating expenses.

•

Drydocking costs for the three months ended September 30, 2025 and 2024 were $1.6 million and nil, respectively. During the three months ended September 30, 2025, our Aframax tanker underwent drydocking, whereas during the three months ended September 30, 2024, no vessel underwent drydocking.

•	Depreciation for the three months ended September 30, 2025 and 2024 was $1.6 million for each period.

•	Management fees for the three months ended September 30, 2025 and 2024 were $0.16 million for both periods.

•

General and Administrative costs for the three months ended September 30, 2025 and 2024 were $0.6 million and $0.4 million, respectively. The $0.2 million increase is primarily due to higher legal fees, following our public filings in the third quarter of 2025 in connection with the equity offerings.

•

Interest and finance costs for the three months ended September 30, 2025 and 2024 were $0.002 million and $0.4 million, respectively. This decrease is related to the reduced accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the three months ended September 30, 2025 and 2024 was $0.05 million and $0.2 million, respectively. This decrease is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.

•

Gain on warrants for the three months ended September 30, 2025 was $6.7 million whereas gain on warrants for the three months ended September 30, 2024 was $4.8 million. This change related to net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•	Net Income of $2.7 million and related EPS, basic of $2.32.

•

Adjusted net loss[1] was $3.4 million corresponding to an Adjusted loss per share, basic, of $3.45 for the three months ended September 30, 2025, compared to an Adjusted Net Income of $0.3 million corresponding to an Adjusted EPS, basic, of $0.20 for the same period of last year.

•	Adjusted EBITDA[1] for the three months ended September 30, 2025 and 2024 amounted to ($1.8) million and $2.2 million, respectively.

Reconciliations of Adjusted Net Income/(loss) and Adjusted EBITDA to Net Income/(loss) are set forth below.

•	An average of 4.0 vessels were owned by the Company during the three-month periods ended September 30, 2025 and 2024.

Nine months 2025 Results:

•

Voyage revenues for the nine months ended September 30, 2025 amounted to $24.2 million, a decrease of $8.7 million compared to revenues of $32.9 million for the nine months ended September 30, 2024, primarily due to the decrease in the average TCE of our vessels. Total calendar days for our fleet were 1,092 days for the nine months ended September 30, 2025, as compared to 966 days for the same period in 2024. Of the total calendar days in the nine months of 2025, 695 or 63.6%, were time charter days, as compared to 612 or 63.4% for the same period in 2024. Our fleet operational utilization was 79.0% and 90.3% for the nine months ended September 30, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2025 were $9.4 million and $7.0 million, compared to $10.4 million and $6.0 million for the nine months ended September 30, 2024. The decrease in voyage expenses by $1.0 million is mainly attributable to the Afrapearl II, which in the third quarter of 2025 spent extended periods commercially idle in port and in dry dock, during which no voyages were undertaken and bunker consumption and port expenses were therefore significantly lower.The increase in vessels’ operating expenses is attributed to the increase in the average number of our vessels and to the increase in crew costs, maintenance costs and spares and consumable stores. Voyage expenses for the nine months ended September 30, 2025 mainly included bunker costs of $4.7 million, corresponding to 50% of total voyage expenses, and port expenses of $3.7 million, corresponding to 39% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the nine months ended September 30, 2025 mainly included crew expenses of $3.4 million, corresponding to 49% of total operating expenses, spares and consumables costs of $1.6 million, corresponding to 23%, and maintenance expenses of $0.9 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.

•

Drydocking costs for the nine months ended September 30, 2025 and 2024 were $1.7 million and nil, respectively. During the nine months ended September 30, 2025, our Aframax tanker underwent drydocking, whereas during the nine months ended September 30, 2024, no vessel underwent drydocking.

•

Depreciation for the nine months ended September 30, 2025 was $4.9 million, a $0.3 million increase from $4.6 million for the same period of last year, due to the increase in the average number of our vessels.

•	Management fees for the nine months ended September 30, 2025 and 2024 were $0.5million and $0.4 million, respectively.

•

General and Administrative costs for the nine months ended September 30, 2025 and 2024 were $2.0 million and $2.5 million, respectively. The $0.5 million decrease is mainly related to the decrease in expenses allocated to warrants issued as part of the two public offerings that occurred in 2024 and classified as liabilities.

•

Interest and finance costs for the nine months ended September 30, 2025 and 2024 were $0.4 million and $2.1 million, respectively. The $1.7 million decrease is related to the reduced accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the nine months ended September 30, 2025 and 2024 was $0.2 million and $0.8 million respectively. The decrease of $0.6 million is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.

•

Gain on warrants for the nine months ended September 30, 2025 was $6.7 million as compared with the loss on warrants of $10.4 million for the nine months ended September 30, 2024, and related to the net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•	Net Income of $5.3 million and related EPS, basic, of $3.34.

•

Adjusted Net Loss[1] was $1.1 million, corresponding to an Adjusted loss per share, basic, of ($4.17) for the nine months ended September 30, 2025, compared to an adjusted net income of $7.7 million, corresponding to an Adjusted EPS, basic, of $10.93 for the same period of the last year.

•	Adjusted EBITDA[1] for the nine months ended September 30, 2025 and 2024 amounted to $3.9 million and $13.5 million respectively.

Reconciliations of Adjusted Net Income/(loss) and Adjusted EBITDA to Net Income/(loss) are set forth below.

•	An average of 4.0 vessels were owned by the Company during the nine months ended September 30, 2025 compared to 3.5 vessels for the same period of 2024.

CEO Dr. Diamantis Andriotis commented:

For the first nine months of 2025, we reported Voyage Revenues of $24.2 million, EBITDA of $10.3 million – an increase of 245%, Net Income of $5.3 million – an increase of 281%, and EPS,basic, of $3.34. In April 2025 we paid off the remaining balance of $14.6 million due on our bulk carrier, the Eco Spitfire. In August 2025, we successfully completed the dry-docking of our Aframax tanker, the Afrapearl II. We are fully deleveraged, thus significantly enhancing our financial flexibility. As the world goes through an uncertain and volatile era, turbulences in the shipping market is unavoidable.

The market remains as uncertain as it has ever been, due to this geopolitical environment. But despite all this uncertainty, major economies are still growing, and trade volumes are still rising across sectors.

In the midst of these shifting dynamics, C3is Inc.’s performance remained solid, and we have proved that we have built the resilient and organic foundations adaptable to this changing environment. We will therefore continue with our strategy, with our debt free balance sheet, of enhancing our fundamental ability to both further develop existing core businesses, as well as explore potential new growth businesses.

Conference Call details:

On November 18, 2025, at 10:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, and outlook for our shipping sectors and vessel earnings, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to maintain compliance with Nasdaq continued listing requirements, the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs or other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions and the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2024 and September 30, 2025.

FLEET DATA	Q3 2024	Q3 2025	9M 2024	9M 2025
Average number of vessels (1)	4.00	4.00	3.53	4.00
Period end number of owned vessels in fleet	4	4	4	4
Total calendar days for fleet (2)	368	368	966	1,092
Total voyage days for fleet (3)	368	344	962	1,068
Fleet utilization (4)	100.0%	93.5%	99.6%	97.8%
Total charter days for fleet (5)	245	231	612	695
Total spot market days for fleet (6)	123	113	350	373
Fleet operational utilization (7)	90.2%	67.7%	90.3%	79.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income/(loss) before (gain)/loss on warrants and share based compensation. EBITDA represents net income/(loss) before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income/(loss) before interest and finance costs, interest income, depreciation, (gain)/loss on warrants and share based compensation.

Adjusted EPS represents Adjusted net income/(loss) divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income/(loss) and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine-Month Period Ended September 30th,
	2024	2025	2024	2025
Net Income/(Loss) - Adjusted Net Income
Net income/(loss)	5,074,563	2,671,497	(2,895,769)	5,259,888
(Less)/plus (gain)/loss on warrants	(4,825,723)	(6,195,759)	10,350,813	(6,703,991)
Plus share based compensation	78,149	106,525	204,629	335,043
Adjusted Net income/(loss)	326,989	(3,417,737)	7,659,673	(1,109,060)
Net Income/(Loss) - EBITDA
Net income/(loss)	5,074,563	2,671,497	(2,895,769)	5,259,888
Plus interest and finance costs	443,387	2,324	2,143,810	372,451
Less interest income	(176,333)	(50,720)	(818,900)	(227,984)
Plus depreciation	1,625,471	1,625,472	4,552,180	4,876,413
EBITDA	6,967,088	4,248,573	2,981,321	10,280,768
Net Income/(Loss) - Adjusted EBITDA
Net income/(loss)	5,074,563	2,671,497	(2,895,769)	5,259,888
(Less)/Plus (gain)/loss on warrants	(4,825,723)	(6,195,759)	10,350,813	(6,703,991)
Plus share based compensation	78,149	106,525	204,629	335,043
Plus interest and finance costs	443,387	2,324	2,143,810	372,451
Less interest income	(176,333)	(50,720)	(818,900)	(227,984)
Plus depreciation	1,625,471	1,625,472	4,552,180	4,876,413
Adjusted EBITDA	2,219,514	(1,840,661)	13,536,763	3,911,820
EPS
Numerator
Net income/(loss)	5,074,563	2,671,497	(2,895,769)	5,259,888
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(570,833)	(568,750)
Less: Undistributed earnings allocated to non-vested shares	(28,270)	(49,246)	—	(74,557)

Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	—	(2,862,000)	(1,818,000)
Net income/(loss) attributable to common shareholders, basic	4,854,626	2,430,584	(6,328,602)	2,798,581
Denominator
Weighted average number of shares	683,313	1,046,700	385,179	838,961
Earnings/(loss) per share - Basic	7.10	2.32	(16.43)	3.34
Adjusted EPS
Numerator
Adjusted net income/(loss)	326,989	(3,417,737)	7,659,673	(1,109,060)
Less: Cumulative dividends on preferred shares	(191,667)	(191,667)	(570,833)	(568,750)
Less: Undistributed earnings allocated to non-vested shares	(783)	—	(18,443)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	—	(2,862,000)	(1,818,000)
Adjusted net income/(loss) attributable to common shareholders, basic	134,539	(3,609,404)	4,208,397	(3,495,810)
Denominator
Weighted average number of shares	683,313	1,046,700	385,179	838,961
Adjusted earnings/(loss) per share	0.20	(3.45)	10.93	(4.17)

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)
	Q3 2024	Q3 2025	9M 2024	9M 2025
Voyage revenues	9,265,750	4,793,998	32,884,955	24,202,003
Voyage expenses	4,450,905	1,789,697	10,426,879	9,371,248
Time charter equivalent revenues	4,814,845	3,004,301	22,458,076	14,830,755
Total voyage days for fleet	368	344	962	1,068
Time charter equivalent rate	13,084	8,733	23,345	13,886

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q3 2024	Q3 2025	9M 2024	9M 2025
Revenues
Revenues	9,265,750	4,793,998	32,884,955	24,202,003

Total revenues	9,265,750	4,793,998	32,884,955	24,202,003

Expenses
Voyage expenses	4,342,258	1,729,366	10,022,393	9,073,115
Voyage expenses – related party	108,647	60,331	404,486	298,133
Vessels’ operating expenses	2,198,105	2,454,858	5,928,676	6,944,840
Vessels’ operating expenses – related party	37,500	30,000	104,667	96,500
Drydocking costs	—	1,623,110	—	1,701,811
Management fees – related party	161,920	161,920	425,040	480,480
General and administrative expenses	267,267	498,683	2,150,779	1,558,364
General and administrative expenses – related party	128,868	137,044	354,313	407,289
Depreciation	1,625,471	1,625,472	4,552,180	4,876,413

Total expenses	8,870,036	8,320,784	23,942,534	25,436,945

Income/(loss) from operations	395,714	(3,526,786)	8,942,421	(1,234,942)

Other (expenses)/income
Interest and finance costs	(2,638)	(2,324)	(11,230)	(6,516)
Interest and finance costs – related party	(440,749)	—	(2,132,580)	(365,935)
Interest income	176,333	50,720	818,900	227,984
Foreign exchange gain/(loss)	120,180	(45,872)	(162,467)	(64,694)
Gain/(loss) on warrants	4,825,723	6,195,759	(10,350,813)	6,703,991

Other income/(expenses), net	4,678,849	6,198,283	(11,838,190)	6,494,830

Net income/(loss)	5,074,563	2,671,497	(2,895,769)	5,259,888

Earnings/(Loss) per share (ii)
- Basic	7.10	2.32	(16.43)	3.34
- Diluted	0.18	0.44	(16.43)	(0.26)
Weighted average number of shares
- Basic	683,313	1,046,700	385,179	838,961
- Diluted	1,490,191	5,982,372	385,179	5,272,448

ii	The computation of earnings/(loss) per share gives retroactive effect to the reverse stock splits effected in April 2024, December 2024 and April 2025.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	September 30, 2025
Assets
Current assets
Cash and cash equivalents	4,640,343	1,413,971
Time deposits	7,948,706	5,200,000
Trade and other receivables	2,815,442	3,490,516
Other current assets	—	191,556
Inventories	884,148	608,245
Advances and prepayments	21,951	21,788
Operating lease right-of-use assets	28,768	41,761

Total current assets	16,339,358	10,967,837

Non current assets
Vessels, net	84,149,805	79,273,392

Total non current assets	84,149,805	79,273,392

Total assets	100,489,163	90,241,229

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	908,342	1,848,128
Payable to related parties	16,319,561	4,353,785
Accrued and other liabilities	1,272,095	1,030,389
Operating lease liabilities	28,768	41,761
Deferred income	162,108	142,265

Total current liabilities	18,690,874	7,416,328

Non current liabilities
Warrant liability	10,437,034	3,854,541

Total non current liabilities	10,437,034	3,854,541

Total liabilities	29,127,908	11,270,869

Commitments and contingencies
Stockholders’ equity
Capital stock	7,065	15,964
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	71,091,138	75,818,206
Retained earnings	257,052	3,130,190

Total stockholders’ equity	71,361,255	78,970,360

Total liabilities and stockholders’ equity	100,489,163	90,241,229

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	9M 2024	9M 2025
Cash flows from operating activities
Net (loss)/income for the period	(2,895,769)	5,259,888
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	4,552,180	4,876,413
Share based compensation	204,629	335,043
Unrealized foreign exchange loss on time deposits	156,921	—
Loss/(gain) on warrants	10,350,813	(6,703,991)
Noncash lease expense	18,369	49,766
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	8,445,221	(675,074)
Other current assets	12,688	(191,556)
Inventories	(162,212)	275,903
Advances and prepayments	70,568	163
Increase/(decrease) in
Trade accounts payable	889,859	939,786
Changes in operating lease liabilities	(18,369)	(49,766)
Due from related party	(2,846,961)	—
Due to related parties	(1,231,831)	1,577,124
Accrued and other liabilities	1,061,231	(241,706)
Deferred income	525,864	(19,843)

Net cash provided by operating activities	20,211,823	5,432,150

Cash flows from investing activities
Payments for capitalized expenses of vessels	(1,623,125)	(161,900)
Increase in bank time deposits	(20,001,175)	(6,800,000)
Maturity of bank time deposits	28,212,671	9,548,706

Net cash provided by investing activities	6,588,371	2,586,806

Cash flows from financing activities
Proceeds from follow-on offerings	13,147,990	—
Proceeds from exercise of warrants	5,852,396	2,704,422
Stock issuance costs	(1,778,633)	—
Dividends paid on preferred shares	(570,833)	(568,750)
Repayment of seller financing	(36,130,000)	(13,381,000)

Net cash used in financing activities	(19,479,080)	(11,245,328)

Net increase/(decrease) in cash and cash equivalents	7,321,114	(3,226,372)
Cash and cash equivalents at beginning of period	695,288	4,640,343

Cash and cash equivalents at end of period	8,016,402	1,413,971